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                                                                  EXHIBIT (5)(2)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The Amended Offer (as defined below) is made only by the Offer to Purchase, dated April 30, 2004, as amended, and the Supplement thereto, dated May 14, 2004, and the related revised Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of shares. The Amended Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. However, SAC (as defined below) may, in its discretion, take such action as it may deem necessary to make the Amended Offer in any jurisdiction and extend the Amended Offer to holders of shares in such jurisdiction.

                      NOTICE OF INCREASED OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                           SCHUFF INTERNATIONAL, INC.
                    AT AN INCREASED PRICE OF $2.30 PER SHARE
                                       BY
                            SCHUFF ACQUISITION CORP.
                       A CORPORATION TO BE WHOLLY OWNED BY
                                 DAVID A. SCHUFF
                                 SCOTT A. SCHUFF
                              AND THEIR AFFILIATES

      Schuff Acquisition Corp., an Arizona corporation ("SAC") to be wholly owned by David A. Schuff, Chairman of the Board of Schuff International, Inc., Scott A. Schuff, President and Chief Executive Officer of Schuff International and their affiliates, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership, is amending its offer to purchase all outstanding shares of common stock of Schuff International for an increased price of $2.30 per share, in cash, without interest, less any required withholding taxes (the "Amended Offer").

 THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., DENVER TIME,
          ON FRIDAY, MAY 28, 2004, UNLESS THE AMENDED OFFER IS EXTENDED

      SAC's Amended Offer is subject to the terms and conditions set forth in the Supplement to the Offer to Purchase, the Offer to Purchase, and the related revised Letter of Transmittal, including, among other things, the tender of a sufficient number of Schuff International shares such that, after the Schuff International shares are purchased pursuant to the Amended Offer, SAC would own at least 90% of the outstanding Schuff International common stock (the "Minimum Condition"). After contribution by David A. Schuff, Scott A. Schuff, and their affiliates of shares of common stock of Schuff International to SAC, which will occur prior to the purchase of shares pursuant to the Amended Offer, SAC will own approximately 71% of the outstanding common stock of Schuff International. According to publicly available information, as of April 27, 2004, Schuff International had approximately 7,063,122 shares of common stock outstanding. Based on the foregoing, if SAC were to purchase approximately 1,334,610 shares pursuant to the Amended Offer, the Minimum Condition would be met. SAC also has the right to waive or reduce the number of Schuff International shares that are required to be tendered in the Amended Offer, subject to compliance with the applicable sections of the Securities Exchange Act of 1934, as amended. In no event, however, will SAC purchase Schuff International shares in the Amended Offer if less than a majority of the outstanding Schuff International shares, excluding shares beneficially owned by SAC and the executive officers and directors of Schuff International, are tendered in the Amended Offer. Based on publicly available information, the tender of 958,070 shares held by stockholders other than SAC and Schuff International's executive officers and directors will satisfy this condition.

      SAC may elect to extend the Amended Offer by issuing a press release no later than 9:00 a.m., Eastern Standard Time, on the next business day following the scheduled expiration date of the Amended Offer. The press release would state the approximate number of shares tendered as of that time and would announce the extended expiration date. Following SAC's purchase of all shares tendered during the offering period, SAC may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender their shares and receive the Amended Offer consideration. Tenders during any subsequent offering period may not be withdrawn for any reason. To tender shares, if a stockholder holds certificates for shares, the stockholder should complete the revised Letter of Transmittal or the Letter of Transmittal and enclose all the documents required by it, including certificates, and send them to the Depositary at the address listed on the back cover of the Offer to Purchase. If a stockholder's broker holds the shares for the stockholder in "street name," the stockholder must instruct the broker to tender the shares on the stockholder's behalf. In any case, the Depositary must receive all required documents before the expiration date of the Amended Offer, which is Friday, May 28, 2004, unless extended. If a stockholder cannot comply with any of these procedures, a stockholder still may be able to tender shares by using the guaranteed delivery procedures described in the Offer to Purchase. The tender of shares may be withdrawn at any time before the expiration date of the Amended Offer. There will be no withdrawal rights during any subsequent offering period. To withdraw previously tendered shares, a stockholder (or broker if shares are held in "street name") must notify the Depositary at the address and telephone number listed on the back cover of the Offer to Purchase, and the notice must include the name of the stockholder that tendered the shares, the number of shares to be withdrawn, and the name in which the tendered shares are registered.

THE OFFER TO PURCHASE, THE SUPPLEMENT THERETO, THE RELATED REVISED LETTER OF TRANSMITTAL, AND OTHER MATERIALS RELATED TO THE AMENDED OFFER, WHICH ARE INCORPORATED HEREIN BY REFERENCE, CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.

      The Offer to Purchase, an amendment thereto, the Supplement thereto, the related revised Letter of Transmittal, and other related materials have been mailed to registered holders of common stock and furnished to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of common stock.

      Any questions regarding the Amended Offer or requests for additional copies of the Offer to Purchase, the amendment thereto, the Supplement thereto, the related revised Letter of Transmittal, the Notice of Guaranteed Delivery, and the other documents used in connection with the Amended Offer, which will be furnished at SAC's expense, should be directed to:

                            Schuff Acquisition Corp.
                              Attention: Julie Hall
                               1841 West Buchanan
                             Phoenix, Arizona 85007
                          Email: julie.hall@schuff.com